Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lexington Biomedical, Inc.
770 MASSACHUSETTS AVE
CAMBRIDGE, MA 02139
http://biowearlife.com/

Up to $1,234,996.26 in Series A Preferred Stock at $1.23
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lexington Biomedical, Inc.
Address: 770 MASSACHUSETTS AVE, CAMBRIDGE, MA 02139
State of Incorporation: DE
Date Incorporated: September 26, 2013

Terms:

Equity

Offering Minimum: $124,000.00 | 100,813 shares of Series A Preferred Stock
Offering Maximum: $1,234,996.26 | 1,004,062 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $1.23
Minimum Investment Amount (per investor): $249.69

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Valued community member of Lexington Biomedical, enjoy additional 5% bonus shares for your continued support and trust.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares.

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares.

Amount-Based Perks

Insider Access: Invest $1,000+ | Receive exclusive newsletter updates.

Supporter: Invest $5,000+ | Receive 3% bonus shares + invitations to webinar updates.

Innovator: Invest $10,000+ | Receive 5% bonus shares + join innovation forum meet.

Partner: Invest $25,000+ | Receive 7% bonus shares + behind-the-scenes access to R&D developments.

Leader: Invest $50,000+ | Receive 10% bonus shares + VIP updates from the CEO and technical team.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Lexington Biomedical, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $1.76 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $176. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Lexington Biomedical, Inc., operating under the brand Biowear, develops advanced smart textile technology for cardiovascular telemedicine. Our innovative wearable devices—integrated into everyday clothing like T-shirts and sports bras—feature 128 invisible sensors capable of real-time transmission of high-resolution 12 to 18-lead electrocardiograms (EKGs) and other biometric data. Developed in collaboration with MIT engineers and top cardiologists from leading hospitals, Biowear aims to deliver peace of mind anytime, anywhere.

Competitors and Industry

Competitors

Lexington Biomedical operates within the telemedicine and wearable health technology markets, competing with companies developing single-lead or limited biometric wearables.

However, Biowear's unique full 12 to 18-lead EKG capability and hospital-grade diagnostics embedded in standard clothing set it apart from conventional fitness trackers and remote health monitors.

Industry

The U.S. telemedicine market is projected to reach $265 billion by 2025, driven by growing demand for remote health solutions. With an increased emphasis on remote patient monitoring, Lexington Biomedical is poised to capitalize on this rapidly growing industry.

Current Stage and Roadmap

Current Stage

Lexington Biomedical is in the research and development stage with fully functioning prototypes tested at four major hospitals in Boston and Paris. The company is currently pre-revenue and preparing for commercial launch.

Future Roadmap

Over the next 30 months, Lexington Biomedical aims to transition from prototypes to commercial production, hire key engineers and specialists, and seek FDA approval through a non-inferiority study. The company expects its first commercial sales from its hospital partners and further expansion into global markets.

The Team

Officers and Directors

Name: Jean Manuel Sobarzo

Jean Manuel Sobarzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Chairman of the Board & Principal Accounting Officer
  Dates of Service: September, 2013 - Present
  Responsibilities: Jean Manuel leads the team, plans business strategy and leads the general direction of the company. Juan Manuel does not receive an annual salary and holds 3,640,000 Founding shares : 52,.7% of the 7,000,000 Founding shares.

Name: Robert Frank

Robert Frank's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Chief Cardiology Officer
  Dates of Service: June, 2012 - Present
  Responsibilities: Advises the company in all cardiology and medical matters, helps develop the technology. Equity: 350,000 Founding shares: 5% of the 7,000,000 Founding shares

Name: Philippe Pierre Sauvage

Philippe Pierre Sauvage's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Advisor Post Funding, Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: For the last two years, Philippe has been advising the company on general business strategy, initial target markets and growth plan. After funding, Philippe expects to be more involved in strategic activities deploying the fundraising and working on the Go to Market Strategies. Philippe does not receive an annual salary and holds 350,000 Founding shares: 5% of the 7,000,000 Founding shares.

Other business experience in the past three years:

- Employer: Sanofi
  Title: Global Head of Operations and Access
  Dates of Service: July, 2022 - August, 2024
  Responsibilities: Philippe was responsible for all market access (price negotiation and strategy) for the company, as well as forecasting, analytics, market research, CI and commercial systems (CRM, omnichannel).

Other business experience in the past three years:

- Employer: Nuvation Bio
  Title: Chief Financial Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Oversees all financial-related duties as Chief Financial Officer

Name: David T. Martin

David T. Martin's current primary role is with Brigham and Women's Hospital, Boston. David T. Martin currently services 2-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Chief Cardiology Advisor
  Dates of Service: October, 2024 - Present
  Responsibilities: Development of Technology: Expertise Assisting developing team to improve technology to medical standards. Company Strategy: Defining Medical Applications and Business Model. Networking – Medical Networking – Fundraising. David does not receive an annual salary and holds 1,050,000 Founding shares: 15% of the 7,000,000 Founding shares

Other business experience in the past three years:

- Employer: Brigham and Women's Hospital, Boston
  Title: Vice Chair, Department of Medicine/Medical Director, International Patient Services/Senior Lecturer, Harvard Medical School
  Dates of Service: June, 2018 - Present
  Responsibilities: Clinical care, teaching, research and administration

Name: W. Scott Hoge

W. Scott Hoge's current primary role is with Imaginostics, Inc.. W. Scott Hoge currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Director of Science and Chief Technology Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: William is responsible for overseeing the Core Technology, including hardware, circuits, signal processing software, transmission, and UX design. Holds 1,050,000 Founding shares: 15% of the 7,000,000 Founding shares

Other business experience in the past three years:

- Employer: Brigham and Women's Hospital
  Title: Instructor of Radiology
  Dates of Service: September, 2001 - November, 2021
  Responsibilities: William conducted research on Magnetic Resonance Imaging in clinical applications, with an emphasis on applying signal processing techniques and methodologies to reduce MR image acquisition time, correct imaging artifacts, and improve data analysis.

Other business experience in the past three years:

- Employer: Imaginostics, Inc.
  Title: Senior MRI Physicist (part-time)
  Dates of Service: May, 2022 - April, 2024
  Responsibilities: William was the lead developer for the Imaginostics suite of MR pulse sequence and image reconstruction software, focused on a robust and efficient implementation of the 3D radial-cone QUTE-CE sequence with rapid data processing on GPU hardware.

Other business experience in the past three years:

- Employer: Imaginostics, Inc.
  Title: Chief Technology Officer
  Dates of Service: April, 2024 - Present
  Responsibilities: William oversees all technical development for the QUTE-CE and Imaginhance novel MR-contrast technology. Lead developer for the Imaginostics suite of MR pulse sequence and image reconstruction software.

Other business experience in the past three years:

- Employer: SIgProc Expert Solutions
  Title: Sole Proprietor
  Dates of Service: November, 2021 - Present
  Responsibilities: Lead developer and consultant for innovative software solutions serving a variety of industrial and academic clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series A Preferred that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete

or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Lexington Biomedical was formed on 08/24/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lexington Biomedical Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and

operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jean Sobarzo	3,640,000	Common Stock	52.7%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible Note, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,004,062 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,278,180.00
Maturity Date: December 25, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: Qualified financing of $2,000,000

Material Rights

The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Series A Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend for the applicable series of Preferred Stock. The "Original Issue Price" shall mean, with respect to the Series A Preferred Stock, $1.23 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis, based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each Series A Preferred Stock equal to the greater of (i) 100% of the applicable Original Issue Price, plus any dividends, if any, declared but yet unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for the Series A Preferred Stock, as the "Liquidation Amount"). If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of the Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of the Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution, in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata, based on the number of shares of Common Stock held by each such holder.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,278,180.00
  Use of proceeds: Development of the technology
  Date: July 31, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The current cash reserves would allow the company to operate for two to three years before new investment. We anticipate 3 years of R&D before generating revenue. From its conception, the company has depended on Angel Investment. The continuous demonstrated progress ensures investment. Cost-effective management enables the company to subsist before revenue generation.

Foreseeable major expenses based on projections:

Engineers' salaries and salaries in general will be the main expenses for the following years.

Future operational challenges:

Multi-sensor integration might generate interference in the transmission of the signal. Our engineering team has been improving the systems to overcome this challenge.

Future challenges related to capital resources:

Cost-effective management as well as continuous progress has ensured investment since the company was founded. Nevertheless, if for some reason, the company was not able to raise the necessary capital, it would represent a challenge.

Future milestones and events:

-FDA approval is a simple 60-day non-inferiority 510K process. Once the final product is completed, we can obtain approval from the FDA. As the company extends its network among Key Opinion Leaders in the global healthcare industry, confirmed demand for our proprietary technology from healthcare systems ensures future sales and revenue, translating into value increase of the company. The current level of our technology and the existing prototypes and demos already generate confirmed demand as we present it to future cutomers. The beginning of the sales will also be a major milestone.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of cash in hand of $48,625.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company will have, 45% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for 2 years This is based on a current monthly burn rate of $17,000 for expenses related to contractor compensations, rent, and other expenses; and a projected monthly burn rate of $ $75,000 for expenses related to salaries, contractor compensations, rent, and other expenses, as soon as we start hiring engineers and specialists to complete the development of the first commercial product.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $75,000 for expenses related to salaries, contractor compensations, rent, and other expenses, as soon as we start hiring engineers and specialists to complete the development of the first commercial product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional investment from existing investors and new investors, as well as non-dilutive grants.

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $1,278,180.00
  Interest Rate: 8.0%
  Maturity Date: December 25, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,300,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  11.5%
  We will invest in continued product development, testing, and refinement of our Biowear technology to prepare for commercial launch and regulatory approval.

- Company Employment
  60.0%
  Funds will support the hiring of key team members, including engineers, medical consultants, and specialists critical to advancing our product to market readiness.

- Working Capital
  6.0%
  This allocation will cover essential operating expenses, such as rent, contractor payments, and general overhead required to maintain business operations.

- StartEngine Marketing for CF
  3.0%
  We will use these funds to promote the crowdfunding campaign, ensuring broad investor awareness and participation through targeted marketing efforts.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,996.26, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  11.5%
  We will invest in continued product development, testing, and refinement of our Biowear technology to prepare for commercial launch and regulatory approval.

- Company Employment
  70.0%
  Funds will support the hiring of key team members, including engineers, medical consultants, and specialists critical to advancing our product to market readiness.

- Working Capital
  6.0%
  This allocation will cover essential operating expenses, such as rent, contractor payments, and general overhead required to maintain business operations.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use these funds to promote the crowdfunding campaign, ensuring broad investor awareness and participation through targeted marketing efforts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://biowearlife.com/ (www.LexingtonBiomedical.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lexington-biomedical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Lexington Biomedical, Inc.

[See attached]

Lexington Biomedical, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lexington Biomedical, Inc. Management

We have reviewed the accompanying financial statements of Lexington Biomedical, Inc (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 10, 2025

LEXINGTON BIOMEDICAL, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	18,710	58,458
Total Current Assets	18,710	58,458
Non-Current Assets:		
Fixed Assets - net	8,997	6,869
ROU Asset	29,481	61,190
Total Non-Current Assets	38,479	68,059
TOTAL ASSETS	57,189	126,518
LIABILITIES AND EQUITY		
Current Liabilities:		
Short Term Lease Liability	32,181	31,709
Accrued Interest - Convertible Notes	354,613	267,276
Total Current Liabilities	386,794	298,985
Non-Current Liabilities:		
Convertible Notes	1,148,180	968,180
Long Term Lease Liability	-	32,181
Total Non-Current Liabilities	1,148,180	1,000,361
TOTAL LIABILITIES	1,534,974	1,299,346
EQUITY		
Accumulated Deficit	(1,477,785)	(1,172,829)
TOTAL EQUITY	(1,477,785)	(1,172,829)
TOTAL LIABILITIES AND EQUITY	57,189	126,518

See Accompanying Notes to these Unaudited Financial Statements

LEXINGTON BIOMEDICAL, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Operating Expenses		
Contractors	121,979	116,586
Legal & Professional Expenses	27,073	13,309
General & Administrative Expenses	121,359	117,690
Operating Lease Expense	32,400	32,400
Depreciation Expense	1,251	180
Total Operating Expenses	**304,063**	**280,165**
Total Loss from Operations	**(304,063)**	**(280,165)**
Other Income / (Expense)		
Other Expense	-	(6,816)
Total Other Income / (Expense)	**-**	**(6,816)**
Net Income (Loss)	**(304,063)**	**(286,980)**

See Accompanying Notes to these Unaudited Financial Statements

LEXINGTON BIOMEDICAL, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Prior period adjustment				(885,847)	(885,847)
Net income (loss)	-	-	-	(286,980)	(286,980)
Ending balance at 12/31/22	-	-	-	(1,172,827)	(1,172,828)
Issuance of Common Stock	-			-	-
Prior period adjustment	-	-		(894)	(894)
Net income (loss)	-	-		(304,063)	(304,063)
Ending balance at 12/31/23	-	-	-	(1,477,785)	(1,477,785)

See Accompanying Notes to these Unaudited Financial Statements

LEXINGTON BIOMEDICAL, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(304,063)	(286,980)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	1,251	180
Short Term Lease Liability	473	31,709
Accrued Interest - Convertible Notes	87,337	267,276
ROU Asset	31,709	(61,190)
Long Term Lease Liability	(32,181)	32,181
Prior Period Adjustment	(894)	(885,847)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	87,694	(615,691)
Net Cash provided by (used in) Operating Activities	(216,369)	(902,672)
INVESTING ACTIVITIES	-	-
Fixed Assets - net	(3,379)	(7,049)
Net Cash provided by (used in) Investing Activities	(3,379)	(7,049)
FINANCING ACTIVITIES		
Convertible Notes	180,000	968,180
Net Cash provided by (used in) Financing Activities	180,000	968,180
Cash at the beginning of period	58,458	-
Net Cash increase (decrease) for period	(39,748)	58,459
Cash at end of period	18,710	58,458

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lexington Biomedical, Inc ("the Company") was formed in Delaware on September 26th, 2013. The Company plans to earn revenue by developing smart textile technology for cardiovascular telemedicine using real time, high resolution biometric data for fully wireless applications. The Company's headquarters is in Boston, Massachusetts. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $18,710 and $58,458 in cash as of December 31, 2023 and December 31, 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Furniture and Equipment	5	4,092	3,412
Computer Equipment	5	4,736	3,563
Leasehold Improvements	5	3,929	2,403
Less Accumulated Depreciation		(3,760)	(2,508)
Totals		**8,997**	**6,869**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to earn revenue by developing smart textile technology for cardiovascular telemedicine using real time, high resolution biometric data for fully wireless applications.The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel, R&D and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On December 10, 2021, the Company entered into a lease agreement with Windsor Properties, LLC for an 1,300-square-foot property located in Cambridge, MA. The lease originally had a term of 12 months, commencing on January 1, 2021. This lease agreement was renewed for an additional 12 months on December 5, 2022 and December 8, 2023 respectively.

	Year Ending **2023-12**
Lease Expense	
Operating Lease Expense	32,400
Total	32,400
Other Information	
Operating cash flows from operating lease	32,400
Weighted-average remaining lease term in years for operating leases	1.00
Weighted-average discount rate for operating leases	1.48%
Maturity Analysis	**Operating**
2024-12	32,400
2025-12	0.00
2026-12	0.00
2027-12	0.00
2028-12	0.00
Thereafter	0.00
Total Undiscounted Cash Flows	32,400
Less: Present Value Discount	(219)
Total Lease Liabilities	**32,181**

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 8%. The amounts are to be repaid at the demand of the holder prior to conversion with all notes bearing a maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

NOTE 6 – EQUITY

The Company has authorized 100,000 of common shares with a par value of $0.001 per share. No shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued.
On December 12, 2024, The company filed an amendment to their Articles of Incorporation, which the company is authorized to issue 50,000,000 Common Stock and 50,000,000 Preferred Stock, with both having a par value of $0.00001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Biowear: Advanced Cardiovascular Technology for Peace of Mind

Biowear technology is seeking to deliver Peace of Mind, On –Demand, Anytime – Anywhere. MIT engineers in strategic collaboration with top cardiologists from leading hospitals are making possible this breakthrough technology. We develop Smart Textile Technology for Cardiovascular Telemedicine. Biowear is a T-Shirt / Sports-Bra with 128 invisible sensors embedded in the fabrics enabling Real-Time transmission of high-resolution 12 to 18-lead electrocardiogram (EKG) and other biometric data. Fully functional prototypes have been tested in four major hospitals in Boston and Paris

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


128 invisible sensors embedded in the fabric of your regular clothing
Biowear
MIT-Awarded Company

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.23 Per Share

MIN INVEST $249.69

VALUATION $12.3M

REASONS TO INVEST

- Lexington Biomedical's smart textiles transform everyday clothing into a complete cardiovascular platform for telemedicine and sports performance, offering high-resolution Real-Time transmission of full 12 to 18-lead ECG and other physiological data
- MIT, Mass General Brigham, Harvard Medical School. A Team of Industry Experts to successfully manage the growth of Lexington Biomedical.
- Fully functioning prototypes tested at 4 major Hospitals, in Boston and Paris. These world renown healthcare centers are expected to be the first Biowear customers. Telemedicine will be a $265 Billion Market Opportunity in 2025, according to McKinsey.

TEAM



Jean M. Sobarzo • Founder, CEO, and Chairman of the Board
Jean developed the core concept of Biowear with cardiologist Dr. Robert Frank. He has brought together an exceptional multi-disciplinary team to make possible the development of Biowear technology. He has many years of experience in coordination of teams and management in multi-cultural environments. Jean has a unique background and trajectory in science, technology and business, from the University of Paris and MIT.
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W. Scott Hoge, PhD • Board Member, Director of Science and Chief Technology Officer
Scott has over 17 years of experience at Mass General Brigham and Harvard Medical School, as senior researcher and instructor. He has over 28 years of experience in digital signal processing and software design. Since he joined Lexington Biomedical, 3 years ago, his contributions have been remarkable.
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David T. Martin • Board Member and Chief Cardiology Advisor
Dr. Martin is Vice-Chair at Mass General Brigham Hospitals and a senior lecturer at Harvard Medical School. He has extensive expertise in clinical cardiac electrophysiology and internal medicine and is a distinguished clinician and academic. Dr. Martin helps designing and implementing the medical strategy for Biowear as well as overseeing device testing and medical validation.
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Philippe P. Sauvage • Business Strategy Advisor and Part-Time CFO
Philippe has over 12 years of experience at Sanofi as the Global Head of Operations and Access. He specializes in business strategy, market access, and growth plans, bringing expertise in pricing, forecasting, and analytics to Lexington Biomedical. With his extensive experience and knowledge of the global medical industry, Philippe oversees the design of all business and financial models. His contributions have already placed Biowear in an advantageous position for successful scaling and deployment in US and global markets.
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Dr. Robert Frank • Co-Founder and Chief Cardiology Officer
Dr. Frank developed the core concept of Biowear in collaboration with Jean Sobarzo. He is the former director of the Department of Cardiology at the Hôpitaux de Paris, where he was the cardiologist for officials at highest levels of the French government, including President Jacques Chirac. In 1977, he discovered cardiac ablation to treat arrhythmias. Developed in the 80s with colleagues from University of California in San Francisco, cardiac ablation is used today worldwide for the treatment of abnormal heart rhythms.
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Kasia Bytnerowicz • Head of Marketing
Award-winning creative professional with 15+ years experience in interactive design, UI, UX, and branding. Weaving together art, technology, and business acumen to bring creative solutions to diverse projects. Building agile, resilient, and high-performing design teams that embrace the culture of continuous improvement. Kasia infuses Biowear – Lexington Biomedical with her exceptional knowledge and experience.
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Eugenio Lopez-Negrete • Fundraising Advisor
Former CEO of Televisa International Division. Entrepreneur and corporate executive with experience in global business development, local and cross-border acquisitions, turnaround processes, development of new business lines and multi-country operations. Eugenio brigs unprecedented international experience to Lexington Biomedical.
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Bettina Pasquantonio • Textile Design Expert, US NAVY
Bettina oversees the design and production of all the textile prototypes. She works with our engineers to integrate the electronics into the textile garments. Bettina has extensive experience designing military clothing. She is currently working with the US Navy.
Read Less

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THE PITCH

Advanced Medical Technology In Everyday Clothing


Introducing Biowear's
Smart Textile Technology for Cardiovascular Telemedicine
Convergence of Advanced Technologies
Biowear is a T-Shirt / Sports-Bra with 128 invisible sensors embedded in the fabrics
Immediate Demand for Specific Markets
For Medical Applications initially; later expanding into Military, Sports Performance, and Wellness

MIT: The Birthplace of Biowear

Cutting-edge technologies in micro-electronics, smart textiles, artificial intelligence, digital signal transmission were brought together by a talented group of MIT engineers, in close collaboration with medical specialists in cardiology and electrophysiology from Mass General Brigham Hospitals in Boston and La Pitié – Salpêtrière Hospital in Paris. This multi-disciplinary collaboration of cardiologists and engineers made possible this breakthrough technology, **enabling the full delivery of cardiovascular telemedicine, Delivering Peace of Mind, On – Demand, Anytime, Anywhere.**



Advanced medical technology embedded in everyday clothing

Biowear is a T-Shirt / Sports-Bra with 128 invisible sensors embedded in the fabrics enabling real-time transmission of diagnostic quality 12/18-lead electrocardiogram and other biometric data over the internet: Blood Pressure, Respiration, Hydration, O2 Saturation, Digital Stethoscope, Sleep Quality, Recovery,...a Multi-sensor platform.

Medical grade accuracy embedded in the comfort of regular clothing State-of-the-Art technology in cardiology and electrophysiology

Now, instead of merely having a conversation with your physician, your virtual visit will include real-time actionable diagnostic data that heretofore could only be obtained in the hospital. With 128 sensors, in addition to full 12/18-lead EKGs, our product and platform can transmit numerous real-time physiological metrics over the internet, expanding the reach and utility of telemedicine.

The first target application is Cardiovascular Telemedicine

Cardiovascular Telemedicine

$265 Billion Market in 2025

According to McKinsey

Cardiology Teleconsultations Your regular cardiologist	Home Hospital Programs Deployed by major hospitals
On-Demand Emergency Diagnostics Heart Attack Detection for patients at risk Specialized Center	Rural Clinics & Remote Primary Care Clinics (CVS Minute Clinics) to offer specialized medicine in remote areas

Planned for Medical Applications initially; later expect to expand into Military, Sports Performance, and Wellness


Biowear applications
Medical, Military, Sports Performance

THE PROBLEM & OUR SOLUTION

Medical-Grade Monitoring, Everyday Comfort


Key Features
The Biowear Benefit
Cardiovascular Teleconsultation: A comprehensive cardiovascular teleconsultation platform that delivers hospital-level precision without requiring a physical visit
Early Detection of Critical Conditions
Live Transmission and 90-Day Log
Affordable and Accessible Technology
Comfortable for Everyday Use
122 Invisible Sensors
ICU-Level Care

Cardiovascular disease is the leading cause of death in the U.S. and worldwide. More people die of heart disease than of AIDS and all cancers combined. 600,000 per year in the U.S. and 17 million worldwide, of which nearly half of them occur without prior symptoms or warning signs

Early detection of heart disease is essential to enable proper treatment and to save lives.

Some dangerous arrhythmia and other life-threatening heart conditions can be very hard to detect due to their transient and very rare symptoms, especially at early stages, when treatment would make an enormous difference in quality of life or life-saving.

Current healthcare methods are considered costly, outdated, and inefficient. Patients rely on periodic hospital visits for cardiovascular check-ups, leading to delayed diagnoses and costly care. Complex logistics and the tendency for patients to wait until symptoms are severe often lead to late or missed detection of life-threatening illnesses. Moreover, telemedicine lacks the biometric data needed for effective virtual consultations. Now, a patient and cardiologist can "see" and speak to each other, through a cardiology teleconsultation or virtual visit. However, a crucial element is missing: biometric data. The ability to evaluate a full 12-lead EKG and other actionable data is essential for making timely clinical decisions and modifying care.

- Complicated and costly logistics
- People often wait until symptoms are persistent
- Detection of life-threatening illnesses is often late or missed

People with cardiac conditions need or would like more frequent evaluations, on their doctor's request or on their own initiative, for peace of mind.

Biowear solution:
Patients will be able to acquire at an affordable cost a personal cardiac evaluation system with capacities and accuracy of diagnosis that until now can only be obtained in a hospital.

Biowear is a technology that transmits real-time, diagnostic-quality 12/18-lead ECGs and other essential biometrics. By bridging this gap, Biowear preserves the convenience, comfort, and cost-effectiveness of virtual visits. Biowear wearable technology provides real-time diagnostic data directly from the clothes you wear every day. With medical-grade accuracy, Biowear offers continuous cardiovascular monitoring, allowing early detection of critical conditions like arrhythmias, ischemia, and heart failure. Our business model targets hospitals and clinics, offering patients peace of mind and clinicians the data they need to provide timely, effective care—all while reducing costs and improving patient outcomes. Biowear offers a revolutionary solution for cardiovascular telemedicine, providing early detection, continuous monitoring, and advanced diagnostics, all while maintaining the convenience and affordability of virtual care.

Biowear is a patient-centered system: owned by the patient, enabling remote full cardiovascular evaluations on-demand. This telemedicine system will facilitate the remote monitoring and diagnosis of people's health conditions with an accuracy that until now has been achievable only in a hospital or specialized clinic. Evaluations will be done without disrupting people's daily lives, and at affordable costs.

This technology is designed to potentially reduce healthcare costs by extending specialized medicine's reach. The main result of this revolution will be a very important statistical increase in the early detection of life-threatening conditions, enabling early responses, which is very difficult to achieve today with existing methods.

The Telemedicine Revolution has the potential to reduce healthcare costs, increase the reach of specialized medicine, and save lives.

THE MARKET & OUR TRACTION

A Revolutionary Approach to the $ 265 Billion US Telemedicine Market (McKinsey Evaluation of the Telemedicine market in 2025)


Principal Target Market
$265 Billion
US Telemedicine Market in 2025
(according to McKinsey)
Initial Focus
Medical Markets
Cardiovascular Telemedicine
Later Expanding Into
Military
Sports Performance
Wellness

The U.S. telemedicine market is projected to reach $265 Billion by 2025, driven by the demand for remote health solutions[1]. We believe Biowear is set to capture part of this market by offering unmatched ease of use and accuracy. Tested in four major hospitals in Boston and Paris, our prototypes have been praised by top cardiologists for their potential to revolutionize patient care. Biowear technology is positioned to enhance patient care by providing real-time, high-resolution full ECG and other vital metrics that could streamline remote diagnostics.

Biowear was presented in May 2024 at HRS Conference in Boston, considered the world’s most important conference in Cardiac Electrophysiology. For the first time, we presented Biowear Technology to 30 chosen cardiologists and electrophysiologists from the US, UK, France, and Japan. These are leading specialists in the world, highly regarded Key Opinion Leaders. Biowear Technology was praised and extremely well received: “Biowear is the future of cardiac electrophysiology.”

Lexington Biomedical has successfully demonstrated market fit through interest from major hospitals and cardiologists. Our prototypes have undergone rigorous testing, and we are currently conducting pilot studies to further validate our technology. With $1.2 million raised from Boston Angel Investors and four investors on the board of the American Heart Association, we are gaining traction in the healthcare industry.

The continuous progress in the company has attracted talented individuals from MIT, Mass General Brigham, Harvard Medical School, and Sanofi, who are committed to contributing to the company's long term growth.

$1.2M

Raised from Boston Angel Investors

21 Angel Investors

Including 4 board members of the American Heart Association and 6 cardiologists

May 2024

Presented at HRS conference in Boston

In Collaboration With

- Massachusetts Institute of Technology
- Mass General Brigham Hospitals
- Harvard Medical School

Achievements and Recognition

- 2 MIT Startup Spotlight Awards
- **Featured presentation** at the HRS Conference in Boston in May 2024
- **Ongoing testing** at four major hospitals in Boston and Paris

Cardiovascular Telemedicine

Two Specific Initial Target Markets

$265 Billion Market in 2025

According to McKinsey

Cardiology Teleconsultations Your regular cardiologist	**Home Hospital Programs** Deployed by major hospitals
On-Demand Emergency Diagnostics Heart Attack Detection for patients at risk Specialized Center	**Rural Clinics & Remote Primary Care Clinics** (CVS Minute Clinics) to offer specialized medicine in remote areas
Every patient on this program owns a Biowear set on an affordable subscription = Exponential quantities, low costs, and repeat use.	**Home Hospital Programs** growing exponentially across the country and worldwide **Immediate need for telemedicine technology to extend these programs.** **Biowear was developed to meet this specific need.** Mass General Brigham is the world's largest Home Hospital program


Starting at $39 per month,
Patients increase their requests
for on-demand diagnosis
and premium services
Average revenue:
$800 per patient
per year
Existing Reimbursement
CMS Codes
$400 to $800 per
patient per day
$15 Million
to $25 Million
per hospital,
per year

WHY INVEST

Invest in The Future of Medical Wearable Health


Invest in
Biowear Today
Become a part of a
groundbreaking
innovation that
has the potential
to save lives

Biowear technology is designed to significantly enhance healthcare and sports performance by offering ICU-level Real-Time remote health monitoring—all within the comfort of our daily clothes.

Biowear was from day one conceived and developed by cardiologists in leading hospitals for very specific needs. Fully Working Prototypes have been tested at 4 major hospitals.

We have developed a detailed 30-month roadmap from fully functional prototypes to commercial product and sales. Our first expected customers are the leading hospitals in the U.S. and Europe participating in our technology development.

We believe we are on the way to solving the most challenging aspects of the technology, though further development and testing are ongoing. We anticipate seeking a 60-day non-inferiority approval from the FDA.

The continuous progress in the company has attracted talented individuals from MIT, Mass General Brigham, Harvard Medical School, and Sanofi, who are committed to contributing to the company's long term growth.

We invite you to join us in bringing this promising technology to market, where we believe it has the potential to make a significant impact.

ABOUT

HEADQUARTERS
770 MASSACHUSETTS AVE
CAMBRIDGE, MA 02139

WEBSITE
View Site

Biowear technology is seeking to deliver Peace of Mind, On –Demand, Anytime – Anywhere. MIT engineers in strategic collaboration with top cardiologists from leading hospitals are making possible this breakthrough technology. We develop Smart Textile Technology for Cardiovascular Telemedicine. Biowear is a T-Shirt / Sports-Bra with 128 invisible sensors embedded in the fabrics enabling Real-Time transmission of high-resolution 12 to 18-lead electrocardiogram (EKG) and other biometric data. Fully functional prototypes have been tested in four major hospitals in Boston and Paris

TERMS

Lexington Biomedical

Overview

PRICE PER SHARE
$1.23

VALUATION
$12.3M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$249.69

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,996.26

SHARES OFFERED
Series A Preferred Stock

MIN NUMBER OF SHARES OFFERED
100,813

MAX NUMBER OF SHARES OFFERED
1,004,062

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$57,189	$126,518
Cash & Cash Equivalents	$18,710	$58,458
Accounts Receivable	$0	$0
Short-Term Debt	$386,794	$298,985
Long-Term Debt	$1,148,180	$1,000,361
Revenue & Sales	$0	$0
Costs of Goods Sold	$304,063	$280,165
Taxes Paid	$0	$0
Net Income	-$304,063	-$286,980

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Valued community member of Lexington Biomedical, enjoy additional 5% bonus shares for your continued support and trust.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 3% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 5% bonus shares.

Early Bird 3: Invest $5,000+ within the first 2 weeks | 7% bonus shares.

Early Bird 4: Invest $10,000+ within the first 2 weeks | 10% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks | 15% bonus shares.

Early Bird 6: Invest $50,000+ within the first 2 weeks | 20% bonus shares.

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares.

Amount-Based Perks

Insider Access: Invest $1,000+ | Receive exclusive newsletter updates.

Supporter: Invest $5,000+ | Receive 3% bonus shares + invitations to webinar updates.

Innovator: Invest $10,000+ | Receive 5% bonus shares + join innovation forum meet.

Partner: Invest $25,000+ | Receive 7% bonus shares + behind-the-scenes access to R&D developments.

Leader: Invest $50,000+ | Receive 10% bonus shares + VIP updates from the CEO and technical team.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Lexington Biomedical, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Preferred Stock at $1.76 / share, you will receive 110 shares of Series A Preferred Stock, meaning you'll own 110 shares for $176. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
LEXINGTON BIOMEDICAL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Lexington Biomedical, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Lexington Biomedical, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 26, 2013.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Lexington Biomedical, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent. The name of its registered agent at such address is Cogency Global Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 100,000,000. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 50,000,000 shares of authorized Common Stock, $0.0001 par value per share ("**Common Stock**"), and 50,000,000 shares of authorized Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), 3,000,000 of which are hereby designated as "**Series A Preferred Stock**" and the remainder of which my be subject to future designation as described below."

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting.

B. SERIES A PREFERRED STOCK

The shares of the Series A Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. Unless the context otherwise requires, references in this Part B to "Preferred Stock" mean the Series A Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock, and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series A Preferred Stock, $1.23 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis, based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each Series A Preferred Stock equal to the greater of (i) 100% of the applicable Original Issue Price, plus any dividends, if any, declared but yet unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for the Series A Preferred Stock, as the "**Liquidation Amount**"). If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of the Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of the Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution, in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata, based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**:"

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries, taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.3 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2, as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2, after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting. Holders of shares of the Series A Preferred Stock shall not, as such, have any right to vote on matters that come before the equity holders of the Corporation, except as may be required under the General Corporation Law.

4. Mandatory Conversion.

4.1 Trigger Events. All outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the effective conversion rate, as determined in good faith by the Board of Directors (after making such equitable adjustments for, say, stock splits or other recapitalization events), upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"), the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and, in connection with such offering, the shares of Common Stock are listed for trading on the Nasdaq Stock Market or the the New York Stock Exchange (a "**Qualified IPO**").

4.2 Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series A Preferred Stock pursuant to this Section 4. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock being converted that holds such shares of Series A Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney, duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to this Section 4, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series A Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends, if any, on the shares of Series A Preferred Stock converted.

5. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived, on behalf of all holders of Series A Preferred Stock, by the affirmative written consent or vote of a majority of the holders of the Series A Preferred Stock.

6. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

C. UNDESIGNATED PREFERRED STOCK

The undesignated Preferred Stock of the Corporation may be issued, from time to time and in one or more classes or series, with such designations, rights and preferences as shall be stated and expressed herein or in the resolution or resolutions authorizing the issue of shares of a particular class or series. The Board of Directors, by adoption of an amendment to this Certificate of Incorporation or a Certificate of Designation, is expressly authorized to fix:

1. The annual or other periodic dividend rate for such class or series, the dividend payment dates, the date from which dividends on all shares of such class or series issued shall be cumulative, and the extent of participation rights, if any;

2. The redemption price or prices, if any, for such class or series and other terms and conditions on which such class or series may or shall be retired and redeemed;

3. The designation and maximum number of shares of such class or series issuable;

4. The right to vote, if any, with holders of shares of any other class or series and the right to vote, if any, as a separate voting group, either generally or as a condition to specified corporate action;

5. The amounts payable upon shares in the event of voluntary or involuntary liquidation;

6. The rights, if any, of the holders of shares of such class or series to convert such shares into other classes or series and the terms and conditions of any such conversion; and

Such other rights and/or preferences as may be specified by the Board of Directors and not prohibited by law.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware, at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such amendment, repeal or elimination.

TENTH To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of capital stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to alleged liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

THIRTEENTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on March ___, 2025.

By:____
Jean M. Sobarzo, CEO and President

EXHIBIT A[1]

(Alternative Indemnification Provisions)

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers[2]. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.[3]

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within 30 days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

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[1] If indemnification agreements will be used for directors, care should be given to ensure that the provisions of such indemnification agreements and any mandatory indemnification provision contained in the Certificate of Incorporation or bylaws (or elsewhere) do not conflict.

[2] Most bylaws make indemnification of officers mandatory, but non-officer employees discretionary. The line between officers and employees in some companies is vague, with employees having titles such as Vice President etc. In Delaware, in the absence of a definition, "officers" may be interpreted to encompass all employees with the officer titles authorized in the bylaws, such as "vice presidents". Consideration should be given to whether it would be appropriate to add a definition of "officers" so as to limit officers for whom indemnification is mandatory. Such a provision might read, "For purposes of this Article Tenth, "officers" shall include [only officers appointed by the Board of Directors][officers with a title above [*Title*]]".

[3] Consider adding other exceptions as provided in Section 9 of the model Indemnification Agreement. Recent provisions may also include exceptions for conduct found to be in violation of the company's Code of Conduct.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.